1-14542

P.E. 1/1/02

02012652

RECD S.E.C.

JAN 3 1 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2002

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Exact name of registrant as specified in its charter)

42 Liu Fang Road, Jurong Town, Singapore 628687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

[ ] Yes [X] No

PROCESSED

FEB 1 1 2002

THOMSON
FINANCIAL

CKa

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
42 Liu Fang Road, Jurong Town, Singapore 628687
Tel: (65) 663 2132/3, Fax: (65) 663 2130

FOR IMMEDIATE RELEASE
January 29, 2002

Contact: Aaron Chik or Samuel See
Asia Pacific Wire & Cable
(65) 663-2133 or 663-2132

Or Michael Mandelbaum
Mandelbaum & Co.
(212) 213-1628

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE ACQUISITION OF CROWN CENTURY HOLDINGS LTD. AND ITS WHOLLY-OWNED SUBSIDIARY, PACIFIC ELECTRIC WIRE & CABLE (SHENZHEN) CO. LTD.

Special General Meeting of Shareholders to be Held on March 22, 2002

Acquisition Completes Part One of Previously Announced Strategic Expansion and Restructuring Plan to be Followed by the Consolidation of the Company's Thai Operations

New York, NY -- January 29, 2002 -- Asia Pacific Wire & Cable Corporation Limited (AWC) today announced the acquisition of Crown Century Holdings Limited ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co. Ltd. ("PEWS"). The purchase agreement for the acquisition is expected to be signed this Thursday, January 31, 2002 and the completion of the acquisition is subject to final shareholder approval, which the Company anticipates receiving at a special general meeting.

The shareholder vote to approve the acquisition is to take place at a special general meeting of shareholders on March 22, 2002 at the offices of Pacific Electric Wire & Cable Co. Ltd, 4th Floor, 285, Section 4, Chung Hsiao Road, Taipei, Taiwan at 9:30 a.m. (Taipei time).

Tom Tung, Chairman of Asia Pacific Wire & Cable, stated, "This acquisition will complete the first key element of our previously announced strategic expansion and restructuring plan. We are very pleased with this transaction as it immediately adds profitable companies to our operating group and is a key component in our drive to enhance shareholder value. PEWS manufactures enamelled wire for electronic, video and audio products for the South China market. The next step is the consolidation of the Company's Thai operations and we believe this can be concluded during the first quarter of 2002."

The acquisition will be paid for with shares of the Company based on an initial valuation of $5.95 per common share, a price which has been determined using the Company's net book value as of September 30, 2001. Mr. Tung continued, "Management believes that the $5.95 per share valuation of the Company is an accurate measure of the assets and operations of the Company and reflects its intrinsic value to shareholders." Completion of the transaction is subject to a post-closing adjustment, based on the net book values of the companies involved and the shareholder's loan to CCH, following the completion of the audits of the respective financial statements as of the fiscal year ended December 31, 2001.

An independent third party valuation of CCH and PEWS, providing an opinion on the value of the acquired companies as an independent reference for all shareholders of the Company, will be performed by professional independent appraisers retained by the Company.

Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation, the seller in the CCH/PEWS acquisition, and the holder of approximately 68% of the issued and outstanding shares of the Company has advised the Company that it intends to vote all of its shares in favor of the acquisition.

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2002

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

/s/ Tom C.Y. Tung

By: Tom C.Y. Tung
Chief Executive Officer